SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Omniture, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68212S109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 68212S109	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Venture Partners V, L.P. (“HWVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
8,531,049 shares, except that Hummer Winblad Equity Partners V, L.L.C. (“HWEP V”), the general partner of HWVP V, may be deemed to have sole power to vote these shares, and John Hummer (“Hummer”), Ann L. Winblad (“Winblad”), Mark Gorenberg (“Gorenberg”), Mitchell Kertzman (“Kertzman”) and Douglas Hickey (“Hickey”), the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
8,531,049 shares, except that HWEP V, the general partner of HWVP V, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,531,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 68212S109	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Venture Partners V-A, L.P. (“HWVP V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,268 shares, except that HWEP V, the general partner of HWVP V-A, may be deemed to have sole power to vote these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
4,268 shares, except that HWEP V, the general partner of HWVP V-A, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,268
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 68212S109	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hummer Winblad Equity Partners V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V, the general partner of HWVP V and HWVP V-A, may be deemed to have sole power to vote these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V, the general partner of HWVP V and HWVP V-A, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad, Gorenberg, Kertzman and Hickey, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,535,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 68212S109	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Hummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 140,000 shares.
6

SHARED VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Hummer, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 140,000 shares.
8

SHARED DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Hummer, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ann L. Winblad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Winblad, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Winblad, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,535,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark Gorenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Gorenberg, a managing member of HWEP V,  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Gorenberg, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,535,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mitchell Kertzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Kertzman, a managing member of HWEP V,  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Kertzman, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,535,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Douglas Hickey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6

SHARED VOTING POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Hickey, a managing member of HWEP V,  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER
8,535,317 shares, of which 8,531,049 are directly owned by HWVP V and 4,268 are directly owned by HWVP V-A.  HWEP V is the general partner of HWVP V and HWVP V-A, and Hickey, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,535,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 68212S109	13 G	Page 10 of 14

This Amendment No. 1 (this “Amendment”) amends and restates the Statement on Schedule 13G previously filed by Hummer Winblad Venture Partners V, L.P., a Delaware limited partnership, Hummer Winblad Venture Partners V-A, L.P., a Delaware limited partnership, Hummer Winblad Equity Partners V, L.L.C., a Delaware limited liability company, and John Hummer, Ann L. Winblad, Mark Gorenberg, Mitchell Kertzman and Douglas Hickey. This Amendment is being filed to include the 140,000 owned directly by John Hummer.

ITEM 1(A).

NAME OF ISSUER

Omniture, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

550 East Timpanogos Circle

Orem, Utah 84097

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Hummer Winblad Venture Partners V, L.P., a Delaware limited partnership (“HWVP V”), Hummer Winblad Venture Partners V-A, L.P., a Delaware limited partnership (“HWVP V-A”), Hummer Winblad Equity Partners V, L.L.C., a Delaware limited liability company (“HWEP V”), and John Hummer (“Hummer”), Ann L. Winblad (“Winblad”), Mark Gorenberg (“Gorenberg”), Mitchell Kertzman (“Kertzman”) and Douglas Hickey (“Hickey”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

HWEP V, the general partner of HWVP V and HWVP V-A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by HWVP V and HWVP V-A.  Hummer, Winblad, Gorenberg, Kertzman and Hickey are the managing members of HWEP V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by HWVP V and HWVP V-A.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Hummer Winblad Venture Partners V, L.P.

1 Lombard Street

San Francisco, California 94111

ITEM 2(C)

CITIZENSHIP

HWVP V and HWVP V-A are Delaware limited partnerships.  HWEP V is a Delaware limited liability company.  Hummer, Winblad, Gorenberg, Kertzman and Douglas are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 68212S109

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 68212S109	13 G	Page 11 of 14

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of HWVP V and HWVP V-A, and the limited liability company agreement of HWEP V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 68212S109	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2007

Hummer Winblad Venture Partners V, L.P.

By Hummer Winblad Equity Partners V, L.L.C.

Its General Partner

Hummer Winblad Venture Partners V-A, L.P.

By Hummer Winblad Equity Partners V, L.L.C.

Its General Partner

/s/ Todd Forrest

Todd Forrest

Attorney-In-Fact*

John Hummer

Ann L. Winblad

Mark Gorenberg

Mitchell Kertzman

Douglas Hickey

/s/ Todd Forrest

Todd Forrest

Attorney-In-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 68212S109	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 68212S109	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Omniture, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.